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FORM 10-C
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

HBO & Company
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Exact name of issuer as specified in charter

301 Perimeter Center North, Atlanta, Ga. 30346
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Address of principal executive offices

(770) 668-5927
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Issuer's telephone number including area code

I.   Change in Number of Shares Outstanding
Indicate any change (increase of decrease) of five percent or more in the number of shares outstanding:

1.   Title of security   Common Stock, Par Value $.05
2. Number of shares outstanding before the change 36,266,845 AT September 30, 1995.
3.   Number of shares outstanding after the change  39,763,052 AT October 2,
1995
4.   Effective date of the change  OCTOBER 2, 1995.
5.   Method of change  Issuance of Approximately 3.5 Million Shares of Common
Stock.
Give brief description of transaction HBO & COMPANY OF GEORGIA ACQUIRED 100% OF THE COMMON STOCK OF CLINICOM INCORPORATED IN EXCHANGE FOR APPROXIMATELY 3.5 MILLION SHARES OF HBO & COMPANY COMMON STOCK.


October 4, 1995                              /s/ Jay P. Gilbertson
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Date                                         Jay P. Gilbertson
                                             Vice President-Finance,
                                             Chief Financial Officer,
                                             Treasurer and Assistant
                                             Secretary